

December 18, 2020

Scott G. Ginn
Chief Financial Officer
Amedisys, Inc.
3854 American Way, Suite A
Baton Rouge, LA 70816

> **Re: Amedisys, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 19, 2020**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2020**
> **File No. 000-24260**

Dear Mr. Ginn:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lori B. Metrock, Esq.